Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279773

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 2, 2024)

8,850,000 American Depositary Shares representing 885,000,000

Ordinary Shares

Kazia Therapeutics Limited

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated December 2, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-279773), with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on December 11, 2024 (the “December 11, 2024 Form 6-K”). Accordingly, we have attached the December 11, 2024 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “KZIA.” On December 10, 2024, the last reported sale price of the ADSs on Nasdaq was $3.59 per ADS.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and the “Risk Factors” in “Item 3. Key Information—D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 11, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 11, 2024, Kazia Therapeutics Limited (the “Company”) issued a press release titled, “Kazia Therapeutics to Present Data Highlighting Synergistic Activity Between Paxalisib and Immunotherapy in Immunotherapy-Resistant Triple Negative Breast Cancer Model at the San Antonio Breast Cancer Symposium”. A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quote of Dr. John Friend, Chief Executive Officer of the Company, contained in Exhibit 99.1, into the Company’s registration statements on Form F-3 (File No. 333-276091 and 333-281937).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated December 11, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer
Date: 11 December 2024

Exhibit 99.1

11 December 2024

Kazia Therapeutics to Present Data Highlighting Synergistic Activity Between Paxalisib and Immunotherapy in Immunotherapy-Resistant Triple Negative Breast Cancer Model at the San Antonio Breast Cancer Symposium

Sydney, December 11, 2024 – Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused drug development, announced that data from two abstracts will be presented at the San Antonio Breast Cancer Symposium highlighting the activity the Company’s lead product candidate, paxalisib, for the potential treatment of immunotherapy-resistant triple negative breast cancer (TNBC) and HER2 positive metastatic breast cancer with active brain metastases.

“Immunotherapy-resistant triple negative breast cancer represents one of the most difficult-to-treat areas of breast cancer, with a growing number of patients who have failed standard-of-care immunotherapy and require new treatment options,” said John Friend, M.D., President and Chief Executive Officer of Kazia Therapeutics. “These new preclinical data highlight the potential therapeutic synergies between paxalisib and the checkpoint inhibitor, pembrolizumab (KEYTRUDA®), when used in combination in a preclinical model of immunotherapy-resistant triple negative breast cancer. Furthermore, these data also show synergies when paxalisib is combined with the PARP inhibitor, olaparib (LYNPARZA®), which is approved for the treatment of advanced BRCA-mutated HER2 negative metastatic breast cancer.

“In a second abstract, clinical investigators presented efficacy and safety data in heavily pretreated patients (median prior 8 lines of therapy) with HER2 positive breast cancer with active brain metastases. Although the primary endpoint of overall response rate (ORR) was not met, patients receiving a combination of paxalisib and trastuzumab (ENHERTU®) had a median overall survival of 16.5 months, which compares favorably versus historical control studies.”

Presentation Details:

Abstract Number:	SESS-2122

Title (P3-06-27):	Immunotherapy and PI3K/mTOR inhibition combination to mediate metastasis and immunotherapy resistance in triple-negative breast cancer

Presenting Author:	John Friend, M.D.

Date/Time:	December 12, 2024, 12:00-2:00 pm CT

Conclusions: The addition of paxalisib to immunotherapy in the 4T1 TNBC mouse model reduced primary tumor burden, lung metastases, and liver inflammation whilst overcoming toxicity complications and resistance associated with standard-of-care immunochemotherapy. Paxalisib in combination with the PARP inhibitor olaparib, but not monotherapy alone, also reduced primary tumor burden and metastases. Moving forward, work is ongoing to elucidate the PI3K-mTOR mechanism of overcoming metastasis and drug resistance as well as the translation of the data into a clinical development program for patients with TNBC and advanced breast cancer

Abstract Number:	SESS-1433

Title (P5-05-04):	Final results of a phase II trial evaluating paxalisib with trastuzumab for patients (pts) with HER2 positive metastatic breast cancer with active brain metastases.

Presenting Authors:	Jose Leone and Co-Author(s): Jose Pablo Leone, Noah Graham, Nabihah Tayob, Heather A. Parsons, Jorge Gomez Tejeda Zañudo, Raechel Davis, Molly K. DiLullo, Jennifer A. Ligibel, Filipa Lynce, Jing Ni, Eric P. Winer, Jean Zhao, Rinath M. Jeselsohn, Nancy U. Lin

Date/Time:	December 13, 2024, 12:30-2:00 pm CT

Conclusions: In this heavily pre-treated population of pts with HER2+ active BCBM, the combination of paxalisib 30 mg daily with trastuzumab was feasible, with a toxicity profile consistent with a class effect of PI3K/mTOR inhibitors. However, it was associated with minimal clinical activity.

Investor Relations Contact

Alex Starr

Managing Director, LifeSci Advisors

astarr@lifesciadvisors.com

201-786-8795

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. Our lead program is paxalisib, an investigational brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2 study in glioblastoma reported early signals of clinical activity in 2021, and a pivotal study in glioblastoma, GBM AGILE, has been completed and a Type C meeting with the FDA is scheduled in December 2024. Other clinical trials involving paxalisib are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the FDA in February 2018, and Fast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumours in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. A Phase I study has been completed and preliminary data was presented at 15th Biennial Ovarian Cancer Research Symposium in September 2024. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801, the potential benefits of paxalisib as an investigational PI3K/mTOR inhibitor, timing for any regulatory submissions or discussions with regulatory agencies, and the potential market opportunity for paxalisib. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the United States Securities and Exchange Commission, or the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

This announcement was authorized for release by Dr John Friend, CEO.